

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2013

Via E-mail
Paul Vanderslice
Vice President
Citigroup Commercial Mortgage Trust 2012-GC8
Citigroup Commercial Mortgage Securities Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re: Citigroup Commercial Mortgage Trust 2012-GC8**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 333-166711-02**

Dear Mr. Vanderslice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Exhibits to the Form 10-K

Exhibit 31

1. We note that the title to the certification refers to the issuing entity and the pooling and servicing agreement, and that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title, and the title should only state "Certification. Please confirm.

2.   We note that in paragraph 1, the defined term "Trust" is used. In future filings, the certification should be revised so as to identify the issuing entity. Please confirm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202.551.3811 or me at 202.551.3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Ryan M. O'Connor